EXHIBIT 12.2

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Six Months Ended June 30, (in millions, except ratios)	2005

Excluding Interest on Deposits
Income before income taxes	$4,540

Fixed charges:
Interest expense	7,006
One-third of rents, net of income from subleases (a)	182

Total fixed charges	7,188

Add: Equity in undistributed loss of affiliates	71

Earnings before taxes and fixed charges, excluding capitalized interest	$11,799

Fixed charges, as above	$7,188

Preferred stock dividends (pre-tax)	11

Fixed charges including preferred stock dividends	$7,199

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.64

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$7,199

Add: Interest on deposits	4,349

Total fixed charges including preferred stock dividends and interest on deposits	$11,548

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$11,799

Add: Interest on deposits	4,349

Total earnings before taxes, fixed charges and interest on deposits	$16,148

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.40

(a)	The proportion deemed representative of the interest factor.